# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COPA HOLDINGS, CIK 0001345105
CUSIP: P31076105
Title of class of securities: Class A
Address of issuer's principal executive offices: Costa del Este, Complejo Business Park, Panama City, Panama (R1), 0831-0206
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001234074

## Reporting persons
- SPRUCEGROVE INVESTMENT MANAGEMENT LTD: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,676,269; shared voting power 0; sole dispositive power 2,301,884; shared dispositive power 0; aggregate amount beneficially owned 2,301,884 (7.24% of the class)
  Comment: Investment Manager

## Item 1. Issuer
Name of issuer: COPA HOLDINGS
Address of issuer's principal executive offices: Costa del Este, Complejo Business Park, Panama City, Panama 0831-0206 Panama

## Item 2. Person Filing
Name of person filing: SPRUCEGROVE INVESTMENT MANAGEMENT LTD.
Address of principal business office or, if none, residence: 181 UNIVERSITY AVENUE, SUITE 1300, TORONTO, ONTARIO M5H 3M7
Citizenship: CANADIAN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Toronto, Ontario Canada
Percent of class: 7.24
Sole power to vote or to direct the vote: 1676269
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2301884
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SPRUCEGROVE INVESTMENT MANAGEMENT LTD: /s/ JOE DASILVA, JOE DASILVA CHIEF COMPLIANCE OFFICER (11/11/2025)